



BOXX CORP ®

FORWARD STATEMENT



This financial model ("Model") contains information and other materials that are strictly private and confidential. The recipient of this Model ("Recipient") agrees not to disclose the information and other materials in this Model to any person or entity except with the prior written consent of BOXX Corp. ("BOXX") and in all cases in accordance with and subject to any confidentiality agreement entered into by and between BOXX and the Recipient.

In preparing this Model, BOXX has relied upon information that is publicly available. The Model contains selected information and does not purport to be all-inclusive or to contain all of the information that may be relevant. The information contained in this Model has not been independently verified by BOXX, nor has BOXX conducted any due diligence in respect of the information provided. It should be noted that all projections are provided for general reference purposes only in that they are based on assumptions relating to the general economy and other factors beyond the control of BOXX.

It should be further noted that no audit or review has been undertaken by an independent third party of the financial assumptions, data, results, calculations and forecasts contained, presented or referred to in this Model.

Whilst this Model has been prepared in good faith, except as required by law, neither BOXX nor any of its related bodies corporate, nor their respective directors, officers, employees, advisers or agents, nor any other person, have made, or are making, any representation or warranty as to the completeness, accuracy, reliability or appropriateness of this Model or any of its contents or outputs, and no legal or other commitments or obligations shall arise by reason of the provision of this Model or its contents, or any outputs derived there from. Accordingly, neither BOXX nor any of its related bodies corporate, nor their respective directors, officers, employees, advisers or agents, nor any other person, shall be liable for any direct or indirect or consequential loss suffered by any person as a result of relying on any statement in or omission from this Model or any other information provided in connection herewith.
By retaining and using this Model, the Recipient represents to BOXX that it is capable of making its own independent assessment as to the validity and accuracy of the assumptions, data, results, calculations and forecasts contained, presented or referred to in this Model, and the economic, financial, regulatory, legal, tax and accounting implications of such. The Recipient further represents to BOXX that it is not relying on any recommendation or statement by BOXX.

This Model may contain forward-looking statements, forecasts, estimates, projections and opinions ("Forward Statements"). No representation is being made or will be made by BOXX that any Forward Statements will be achieved or will prove correct. Actual future results and operations could vary materially from the Forward Statements. Similarly no representation is being made or will be made by BOXX that the assumptions disclosed in this Model upon which the Forward Statements may be based are reasonable. The Recipient acknowledges that circumstances may change and the contents of this Model may become outdated as a result.

PHASE II Series

BOXX® Corporation Designs, Engineers, Manufactures and Markets Electric Motors, Scooters, Mobility Products and Patented Component Technologies for the Global Consumer, Commercial Industries and Government business.

- Navigant Research forecasts BOXX Corp. (industry market report)
- http://www.navigantresearch.com/research/electric-motorcycles-and-scooters

The Global Scooter market is robust and positioned for long-term growth.

E-Scooter Key Market Drivers	
Transportation	Economical transportation solution, especially in emerging markets
Urbanization	Convenient transportation in growing cities that are dense and facing transportation issues
Cargo Delivery	Low cost and lack of emissions appeal to companies as fleet vehicles
Commercial Fleet	Lower operating costs for non-emergency services
Demographic Shifts	High growth in working age fuel need for more transportation
Energy Efficiency	Lack of emissions and not affected by gas prices
Government Policies	Subsidies, incentives and tax rebates

6 Million Scooters sold annually worldwide by 2023

http://www.navigantresearch.com/research/electric-motorcycles-and-scooters

Scooters compose the largest global transportation market and the industry is steadily growing. Two wheeled vehicles are the largest single transportation segment worldwide. Scooters generally are high margin products . This pertains to both first world and third world markets. The industry as a whole has been largely outdated from technological innovation and evolution over the 4 decades. Market, expansion, product evolution and technology advances are therefore easily well open to an additional industry player and product brand.

MARKET HIGHLIGHTS



A **$12B Billion** Scooter market by 2023
(source: www.IDTechEx.com/bikes) 2014

- Market Updating to New Proprietary Clean Technology Products

- High Impact Product and Technology Opportunities

- Global Urbanization Driven Growth

- Profitable 1% Product Market Share

- Robust Product Margins

- Global Micro Business Opportunities

- Industry Component Technology Retrofit Product Markets



Extraordinary Market Timing: **55 Million** Scooters will be sold worldwide from 2014 to 2023
(source: 2014/09/01 Business Wire from Navigant Research)

" In many areas, the use of e-motorcycles and *e-scooters* is permitted on roads and on paths designated for bicycles and scooters, broadening their appeal for younger motorists." source: 2014/09/01 Business Wire from Navigant Research)

- (Navigant Research forecasts BOXX Corp. as an industry player in a market research report among the major key players)
- http://www.navigantresearch.com/research/electric-motorcycles-and-scooters

Scooter global market growth coincides with **urbanization**. Global population growth is the primary industry expansion driver.



Total Population in millions by city size class, 1970, 1990, 2011 and 2025



Rate of Urbanization between 2005 and 2010 by Region

BOXX product business modeled succesfully at **1% +/-** of the global market share in **6 direct markets**.

Current growth of two-wheel scooter usage coincides with the urbanization of the world and an increase in family incomes. This is the result of people having more money to spend on transportation as well as the need for transportation as they move into urbanized areas that are already dense and experiencing transportation issues for their population. BOXX® will **initially target 1% of the global market or 20,000 units per each of its 6 direct markets for 100,000+ annual units**. The 6 direct markets include: Brazil, China, India, European Community, Japan and the United States.

GROWTH SEGMENT(S)



Global Scooter projected market growth

North America

CAGR 63%	
2,753,000	6,695,992
2014	2023

Latin America

CAGR 44%	
4,829,000	14,978,000
2014	2023

Western Europe

CAGR 50%	
6,324,000	14,360,000
2014	2023

Eastern Europe

CAGR 45%	
2,946,000	4,530,000
2014	2023

China

CAGR 5%	
16,335,000	32,453,000
2014	2023

Asia Pacific

CAGR 9%	
12,002,000	34,982,000
2014	2023

India

CAGR 37%	
10,284,269	30,001,008
2014	2023

http://www.cnbc.com/id/102178424#.

Global Total		
2014	56,473,269	CAGR 9%
2023	138,000,000	

The 2 wheel vehicle market is comprised of scooters and motorcycles (both electric and internal combustion engines (ICE)). Most countries distinguish between the categories based on top speed or power, with exception to Asia which may further distinguish between e-bicycles and e-scooter.
http://www.navigantresearch.com/research/electric-motorcycles-and-scooters

B☐XX CORP ®

E-Scooters poised to dominate scooter market.

Global e-scooter sales projected to outpace – traditional scooters

Scooters compose **the largest global transportation market** and the industry has grown steadily over the last decade.

467 million unit two-wheeled vehicle industry and is growing globally at over **20%**

Total number of _e-scooters_ on the road worldwide will increase from 17 million in 2011 to **138 million** by 2023.



Cumulative E-Scooter and E-Motorcycle Sales
Global Market, 2011-2017

Source: Pike Research

Annual sales of e-scooters will essentially almost double each year, with some countries such as Italy and France seeing compound annual growth rates (CAGRs) of greater than 20%. Countries within Eastern Europe will see even more explosive growth, with e-scooter sales increasing near 40% annually through 2023. CAGRs for North America will surpass 71%.

COMPONENT PRODUCT(S)



BOXX® component products are comprised of **7 key, patented industry leading** technologies.

Patented Modular Technology is **unique** to **BOXX**® and unlike any other found in competitive two wheeled products.

The **BOXX**® product brand name is staged to extend into **additional products** such as compact two wheel and four wheel products, electronic controllers, electric motors mass transit control systems, mobile electronics interfacing OS furthers **BOXX**® product lines and accessories

BOXX® Phase I Product Line Package Overview	
SUN®	Our solar power generation product line.
BOXX®	Our modular and interchangeable product / device controller product. Initially operates BOXX Scooter. Extendable to other products.
RPM®	Our patented electric motor product line.
OS®	Our product – standardized user interface software system / OS. (Touch screen)
CELL®	Our modular power system product line. Components that facilitate electric systems.
DRIVE®	Our All Wheel Drive (AWD) control system for two wheeled Products
LIGHTGUARD®	Virtual Lane safety system for bicycles and two wheeled products.

All Phase I products initially prototyped to program revision one.

Phase I Product Packaging including BOXX stage successive product lines under the BOXX Corp. brand BOXX®



BOXX BUSINESS UNITS

BOXX CORP®

BOXX Corp. component product business | Micro business revenue units

PHASE II Product Package Business Economics

Powered by BOXX*
Phase II Technology Program



SUN SOLAR 1.0 BEZEL

- **DRIVE®**
  - Appropriate to control electric drive and power system products
  - Hardware / Software
  - Estimated $100m TAM
- **RPM® Patented Motor Technology**
  Estimated $400m TAM
- **OS® Operating Interfacing Technology**
- **SUN Solar Power Generation Systems**
- **CELL® Power Storage Technologies**


Turtle Bay Resort
true hawai'i

BOXX Commercial Fleet
Commercial Utility Products
Product Leasing | Service Contracts

- **Commercial Business**
- **Fleet Utility**
- **BOXX® Mobile Communication Systems**

BOXX Retrofit | Accessories
Manufacture and Distribute

- **LIGHTGUARD®**
  - Safe lights for two-wheeled vehicles
  - Easy add-on to motorcycle, scooters, mopeds, bicycles
  - Estimated $50m TAM







MOTOR PRODUCT(S) Phase IIa

BOXX CORP ®

PATENTED
BOXX CORP ®
CONFIDENTIAL

BOXX Corp. [IP] CONFIDENTIAL
[Patent] 61/349015U
INTRODUCING
HUB ®
FROM Concept to Reality
Designed and Engineered by
BOXX Corp.
BOXX CORP. HUB PROTOTYPES X8
BOXX
BOXX
CONFIDENTIAL
BOXX UPDATE:
-BOXX completes its directed market international product IP registration throughout the European community, US, India, China, Japan and Brazil.
- BOXX completes its 4 unit beta fleet chassis Gen. 2 and initiates body fabrication.
INTRODUCING HUB.
The most advanced integrated electric two wheeled vehicle motor drive.
The Lightest
BOXX OEM. Manufactured and assembled in India. Exclusively designed to meet the high performance and efficiency standards of BOXX. HUB is an innovative one of a kind patented design engineering product by BOXX CORP. Sized at a standard 10 inch wheel running extra wide BOXX OEM sport tires it is 3X lighter than any commercial available leading motor in its class. Its all aluminum weld free design offers increased durability and efficiency with unsurpassed performance. HUB is able to run sustained power at 2X over its rated ability and capable of a 4X burst mode for 30 seconds. It does it all at greater than 90% efficiency. HUB sets the bar for durability, reliability, power, weight, and elegance of design. HUB is just part of the equation that makes BOXX a 3X more energy efficient vehicle in its class.

BOXX
1024 CORE®



3X Lighter than Industry Average

PATENTED ONE PIECE UNI-BODY WELD-LESS ENGINEERING ASSEMBLY

< 87% Efficiency | 3X higher output

PATENTED **ELECTRIC MOTORS** | INDUSTRY LEADING| **BOXX CORP.**

INDUSTRY PATENTS

BOXX CORP

BOXX CORP. IP Patented Technology Package



FIG. 16

FIG. 17

FIG. 19

FIG. 11

FIG. 12

FIG. 1

FIG. 10

14 U.S. / international (China, Japan, India, EU, Brazil **) patents** for Two Wheeled Vehicles covering:

- Vehicle format
- Drive system
- Safety lights
- Manufacturing
- Modular Components
- Software
- Motors

15 U.S. / International (China, Japan, India, EU, Brazil) **trademarks** over BOXX® and related product marks and product brand badge

2 U.S. / International marketing trademarks

[Powered By BOXX®] industry licensable technologies

Patent protection across entire two-wheel vehicle market

Patents downloadable: https://www.boxxcorp.com/events?category_id=23

Patent:	29/3575168 D644569	13/117602/U	235293
	D17107410	13/042932/U	20116108/JP
	ZL20113005712.5	PCT/US2011/038405	13/042898/U
	18357520001	61/349,015	038405 / JP / EU


INTRODUCING BOXX®

The 1 Meter Vehicle

BOXX® is a game changing all-electric, easy-to-ride, all-wheel drive scooter, utilizing a revolutionary design and patented drive and chassis technologies



PATENTED. (U.S. NO. D644,569, OTHER U.S. AND FOREIGN PATENTS PENDING.)

Modular / Upgradable Components	Shippable in standard freight as a electronic device	First and third world market accessible
Requires only drivers license to operate	Tomorrow's technology today at a competitive price	100% BOXX Corp. designed / engineered

FEATURES



The 1 Meter

BOXX®



FULLSIZE **ERGONOMICS**

Front / Rear **GRIPS**

CARGO BAYS
PRACTICAL

SAFE AND **VISIBLE**

0 **EMISSIONS**

AWD
PERFORMANCE

600 MPGe
ECONOMICAL

6 Minute
RECHARGE

Road Worthy and Simple to use	Touch screen	LED Display Interface	Fluid Free Vehicle	Optimal Power to weight ratio	LED Lights
300LBS Payload Capacity	Patented Dual Electric Motor Drive System	AWD Traction Control and ABS Braking



The 1 Meter BOXX®

MODULAR UNIT DRIVE® PRODUCT

5ft – 6.5ft / 90 - 300 LBS
OCCUPENT CAPACITY

DRIVE BY WIRE
HANDLE BARS

110 - 220V
CHARGE PORT

Multi-Color **LED**

One-Piece
UNI-BODY

LIGHTGUARD®
PRODUCT

Front / Rear
Anti-Wheelie
SUSPENSION

DUAL MOTOR
PERFORMANCE

Compact 1 Meter Size

External Charge Indicator

Lightweight All Aluminum Construction

50/50 Weight Distribution

Cable-Free drive by wire handle bars

Proximity key ignition | Smart phone app.

Occupant Detection System

CONCEPT DELIVERY











MULTI-NATIONAL PATENTED PRODUCT DESIGN FORMAT | BOXX CORP.









BRANDING

BOXX®

The 1 Meter BOXX

Literal Translation Trademark Staging.
BOXX is a branding mascot product

Example: Kleenex Tissue. A BOXX® is always known as a BOXX ® Brand Product Format

BOXX® is an Internationally Patented and Trademarked Product Design Utility Format Owned by BOXX Corp.

Any vehicle comprised of two wheels and a surface body constituting of **4 unequal flat or non-flat surface sides** is a BOXX® **patented and trademarked** product format



Two Secure Storage Bays | Two Power System Bays | Multi-Electric Power Source Utility | Inboard / Outboard charging

BOXX® BUSINESS ECONOMICS

BOXX® 1 Meter Vehicle product unit economics

MSRP of **$3845** USD (avg) without add-ons

Typical per unit order revenue is **$4600**

Average accessory revenue is **$450**

Market Adjustments*

Upgrades/Utility/Maintenance



BOXX® Unit Economics

	250 Units	500 Units	1,000 Units	Target at Full Prod
Core 1	$3,063.67	$2,814.73	$2,564.69	$2,346.96
Core 2	$3,739.67	$3,423.13	$3,112.25	$2,839.76
Gross Margin	20.0%	28.0%	37.0%	40.0%

~$3000/unit at 250 units

~$2500/unit at 500 units

~$2000/unit at 1000 units

*Core 1 comes standard with high end LED lights, touch screen controls and lithium ion batteries. These options will be altered for targeted emerging markets for competitive pricing.

RETAIL DEPLOYMENT

Product Distribution and Sales Circulation: Forecasted

BOXX® initial production is distributed first to drop ship retailers world wide for the 1% high end customer market. **An efficient sales** model for multinational brand product introduction, and distributor circulation utilizing an existing global scale luxury retail market.



- Brazil, Latin America

- India, Korea, Japan

- UK, US, Europe

Annual Product Production Sales

Year 5		DIRECT SALES
Year 3	RETAILER	
Year 1	DROP SHIP	

Units	0	5,000	30,000	100,000
Revenue:		+$20,000,000	+$120,000,000	+$400,000,000

BOXX Corporation products are trademarked for the additional markets of: US, EU, India, Japan, Brazil and China

Environmentally Conscious Proprietary Engineering

BOXX® is the industry's **most efficient** scooter in its class. It averages **1/3 the total power consumed** in everything it does - right down to its LED lights and solar touch screen bezel.

BOXX® Component Technology Products deliver the industries most efficient power solution all while running fulltime patented **AWD** with **full traction** and **ABS braking control.**



Energy Efficiency

Power used at 35mph	Scooter
	Average E-bike
	BOXX®

0   2,800   12,000   18,000

Watts

---

25 HP capable

Customizable Power Re-generation Modes

<87% Efficient Motors

Eco drive modes up to 120 mile plus range per charge

Proprietary DC Current Braking

Recycled Sourced Aluminum


Power Comparisons: BOXX® to other E-Scooters and E-Motorcycles

BOXX® generates more **speed/kW** and **more range/kWh** than the competitors in a incredibly eco-friendly manner.

Make	Model	Battery Size kWh	Motor Size kW	Top Speed km/hr	Base Range km**	High Range km**	MSRP $	Speed Efficiency	Range Efficiency	AWD	Patented Motor
BOXX	Core1	1.02	1.2	48	40	60	3,999	40.2	48.8	Yes	Yes
	Core2*	2.05	1.2	48	80	120	4,745	40.2	48.8	Yes	Yes
e-max	80L	1.50	1.2	45	48	48	3,754	37.5	32.0	No	No
	120S	2.88	3.3	65	75	100	5,319	19.7	30.4	No	No
	90S	1.92	2.0	45	45	60	4,024	22.5	27.3	No	No
	120L	4.99	3.3	65	120	140	2,900	19.7	26.1	No	No
evolve	Titanium	2.88	5	96.6	80	80	5,400	19.3	27.8	No	No
	Neon	2.88	3	80.5	80	80	3,900	26.8	27.8	No	No
BRAMMO	Enertia	3.10	13.0	97	68	68	7,995	7.4	21.8	No	No
	Enertia Plus	6.00	13.0	97	129	129	8,995	7.4	21.5	No	No
	Empulse 6.0	6.00	13.0	161	97	97	9,995	12.4	16.1	No	No
	Empulse 8.0	8.00	40.0	161	129	129	11,995	4.0	16.1	No	No
	Empulse 10.0	10.00	40.0	161	161	161	13,995	4.0	16.1	No	No
CURRENT MOTOR	Deluxe	5.76	14.9	65	60	60	7,999	4.4	10.4	No	No
	Economy	3.07	9.0	55	30	30	6,499	6.1	9.8	No	No
	Standard	4.60	13.4	55	40	40	8,995	4.1	8.7	No	No
Average		**4.54**	**12.4**	**89**	**83**	**87**	**7,269**	**7.2**	**18.7**	**No**	**No**

* Extended Range ** Range based upon average speed, weight and other factors

Core 1: defined as the base model
Core 2: base standard model with larger battery for extended range and longer use

INDUSTRY PRESS

Extraordinary market acceptance of pre-launch product , brand and company

Marketing has been self-generated to this point with extensive media coverage at zero cost, emphasising company product and branding first.

BOXX® is in a unique position. It has already captured the industry's attention through its innovations for the target market segment. BOXX Corp. has already been compared to the likes of Honda in the form of concept products at recent industry trade shows. This is indicative of the fact that BOXX® is heading in the right direction for the existing market and as of now, **BOXX® is ahead of current industry standards.**


WIRED
JONATHAN IVE
Stuff
BEST OF BRITISH
TopGear
BEAUTY BEAST
T3
iPad 3
GQ

Hot Stuff Products of 2012 (Stuff)	#48 Top 100 Products of 2012 (T3)	Discovery Channel
Wired / Wired I-tunes interactive application	**Monocle #9 Top 25 Global Transport Products**	Wall Street Journal
CNBC / Fast Company / TechToys360	**Top 6 Scooters of 2012 (Popular Mechanics)**	Mashable

MARKET MEDIA

BOXX CORP®

VIDEO Feature: **TechToys 360** of Season 3 2014 Episode 305 Velocity Channel, BOXX 1 Meter Vehicle and CEO interview


VELOCITY HD
by Discovery

Discovery Channel

VIDEO Feature: **BBC Gadget Man** of 9/2014 Shopping Episode BBC 4 Channel, BOXX 1 Meter Vehicle



Paris Auto Show

AWARDS & HONORS



Awarded State Funded Technology Grant: BOXX Corp. 2014

BOXX® Corporation receives a state funded maximum matching technology grant Nov 2014 in the for its industry technology leadership and development. Award issued on a $3M Capital Investment to BOXX Corporation.

GOLD Winner International Spark Product Design Award: BOXX Corp. 2015

BOXX® Corporations mascot product **BOXX 1 Meter Vehicle Wins GOLD** in the pro product transportation category. Awarded among other contestant majors including BMW and Boeing.

Awarded Silicon Valley Startup Cup Top Business Models: BOXX Corp. 2014

BOXX® Corporation **Wins 2nd at Top Silicon Valley Cup Business model competition**. The Award is a global business model recognition for innovative businesses. Businesses are hand selected and models are studied under an extensive calendar year evaluation. The Top 25, Top 12, Top 6, Top 3, 2, and 1st are awarded

Stuff Hot Products / Fast Company   **BOXX 1 Meter Product 2012**

Top 25 Global Products #9 Monocole   **BOXX 1 Meter Product 2013**

Top 6 Scooter Popular Mechanics   **BOXX 1 Meter Product 2012**

Top 100 Products #48 T3   **BOXX 1 Meter Product 2012**













AWARDS & HONORS (cont.)

BOXX CORP®

10TH INTERNATIONAL SPARK DESIGN AWARDS
INVISIA COLLECTION
OFFICIAL WINNER

Silicon Valley StartUp Cup®

FAST COMPANY

T3 HOT 100

COWON E2
Featured in T3 Magazine's "Hot 100" Tech Products

MONOCLE
The 2009 GLOBAL FORECAST
01 Global leader
05 Hot regions
10 Smart brands
15 Flashpoints
20 Fresh heroes
25 Media stars
50 Happy ideas

Table of Contents Hide

1. Honda
2. Vespa
3. Yamaha
4. BMW
5. Genuine
6. Evolve
7. Boxx
8. California
9. Piaggio
10. Kawasaki

ebay™

- Google Branding Sponsorhip & Marketing Partnership 2017
- BOXX Prototype 001 Sold to Haas Moto Museum 2017 for Permanent Display
- Major Corporate Franchised Retailers 2017
- WIRED Magazine Featured w iTunes interactive app of our touch screen operating system
- Featured in Fast Company, 2012
- Top 25 Global Products by Monocle, 2013 (#9)
- Top 6 Scooter by Popular Mechanics, 2012
- Top 100 Products by T3 Magazine (#48)
- Top 10 Major Global Scooter Brands by ebay (#7) 2016/17

KEY MANAGEMENT



Eric Vaughn
CEO / CTO Creator

Eric Vaughn is the principal product designer and design engineer of BOXX 1 Meter Vehicle and CEO/CTO founder creator of BOXX Corporation. With over eight years of multidisciplinary education, Mr. Vaughn holds degrees over various studies ranging from engineering, business, law, industrial design, product design, philosophy, physics, logic design, computer science, broadcasting and marketing, literature, extending into specialized training and mentorships. He holds 12 patents and is creator of BOXX Corp IP. Vaughn began a career in Vancouver BC leading him to four time Emmy nominated design work for multiple commercial films and transitioning into product design specialist. Mr. Vaughn prior to BOXX consulted companies in setup and staging, business operations and strategies, branding, sales and marketing, product design and design engineering and technology engineering practices that drive the growth of companies. Born to a Entrepreneurial father, Vaughn is well versed in the creation and sustaining of company and product.

BOXX Engineering Group
Phase II Production Program

BOXX Engineering Group is composed of talented and experienced engineers that range in focused techniques specific to advanced engineering practices in vehicles both traditional and electric powertrains, aerospace and materials engineering, consumer electronics and software systems. The BOXX Engineering Group comprises the core competencies of BOXX Corporations businesses. Innovating and advancing product technologies across multiple industries markets resulting in efficient cost effective product lifecycle(s) that are optimized for quality manufacturing. BOXX Engineering Group is an enterprise of resources ranging from equipment(s) to an extensive series of partnerships. BOXX Engineering is ever adaptive in both personnel and tools. The innovative structure allows optimal product development and efficiency increases 3X to 5X time to cost than traditional engineering methods. BOXX Corporation fosters and sustains great engineering teams that are ideal for technical innovations.

BOXX Operations Group
Executive Team Enterprise

BOXX Operations Group is an international Enterprise of Executive Teams from the US, UK, Europe, Korea and Brazil that are committed to the business development of BOXX Corporation. Consisting of regional co-CEO, COO, CFO CSO, CIO (s) and including department directors comprising the corporate enterprise of BOXX Corporations executive businesses and internal operations. BOXX Corporation's innovating business practices and strategies foster a leading executive team and a resourceful operations enterprise.

PHASE II

BOXX CORP®

The 1 Meter BOXX




BOXX CORP ®
CONFIDENTIAL


BOXX CORP ®
CONFIDENTIAL

BOXX Corp.® Phase II: Production and Inventory



PRODUCTION PROGRAMS

Phase II Series Product Programs

PHASE IIa Component Technology Products = Patented Electric Motors

PHASE IIb Scooter Products = BOXX I & BOXX II

PHASE IIc, Products Inventory Package = 4,435 unit production

KM

BOXX Corp. provides final assembly only production. Suppliers provide manufacture and volume component quality compliance

PHASE II PARTNERSHIP

Phase II Joint Venture Capital:

$3,000,000.00 USD Capital Production
1,000 unit product inventory $4M+ initial revenue
4,350 Initial annual product(s) production asset


BOXX

PHASE III FORECAST



Phase III Revenue Expansion Program:

CAPITAL VALUE

55 Million Scooters sold worldwide are forecasted in 2014 to 2023 and reach 6 Million units sold annually (2014/09/01 Navigant Research), a $12B forecasted market by 2025 (IDTechEX

. With an industry standard 11X EBITDA multiple projected, **BOXX® realizes its growth into a $100M company for 2023** and is poised for dividend payouts at option on free cash flow positioned for an IPO or sale. Production of the first sold and forecasted 7,435 units delivers US$40M+ plus initial product line revenues.

COMPANY



Contact: https://www.boxxcorp.com/resources/contact   **CEO Eric Vaughn: ericvm@boxxcorp.com**

BOXX Corp. an industrial engineering firm focused primarily at the two-wheeled vehicle market. BOXX Corp. is internationally founded on advanced product design engineering, technological innovation, original component platforms and unique industry business solutions. BOXX Corp. is a multinational corporation and a direct product brand to consumer, commercial businesses and government markets.